NEWS RELEASE

Endeavour Triples Silver Reserves and Resources At Guanacevi Mines
Project, Durango, Mexico

Vancouver, Canada – March 8, 2007 - Endeavour Silver Corp. (TSX: EDR, AMEX: EXK, DBFrankfurt: EJD) announces that it has tripled the silver reserves and resources at its producing Guanacevi Mines Project in Durango, Mexico as a result of its aggressive drilling programs in 2006.

Micon International Ltd. (“Micon”) was retained by Endeavour to complete an audit of the silver reserves and resources at the Guanacevi Mines Project to the end of 2006. Endeavour has now received Micon’s summary of the NI 43-101 compliant reserves and resources for Guanacevi and their full report will be filed on SEDAR within 45 days. Micon’s Qualified Person who completed the audit of the reserves and resources is William Lewis, P.Geo. and he will be authoring the report to be filed on SEDAR.

Proven and probable reserves jumped 285% to 9.93 million oz silver at year-end from 3.48 million oz silver in March 2006. (Notwithstanding the 2006 mine production to the plant plus stockpiles, estimated to total 1.9 million oz silver). The in-situ reserves total 608,308 tonnes ore grading 508 gpt silver and 0.94 gpt gold ( 16.2 oz per ton Ag equivalents), as shown in the following table:

Proven and Probable Reserves

Category	Zone	In-situ Tonnes & Grade
		Tonnes	Silver (g/t)	Ounces	Gold (g/t)	Ounces
Proven	Zone 1	0	0	0	0	0
	Zone 1-2	91,436	513	1,508,049	0.92	2,718
	Zone 2	82,063	671	1,770,316	0.97	2,558
	Zone 3	182,498	483	2,833,911	0.91	5,314
	Zone 4	10,072	658	213,070	0.95	309
Total Proven		366,069	537	6,325,346	0.93	10,898
Probable	Zone 1	218,818	476	3,348,659	0.98	6,892
	Zone 1-2	0	0	0	0	0
	Zone 2	0	0	0	0	0
	Zone 3	23,421	341	256,799	0.73	550
	Zone 4	0	0	0	0.00	0
Total Probable		242,239	463	3,605,458	0.096	7,442
Total Proven + Probable		608,308	508	9,930,804	0.94	18,339

Indicated resources rose from nil in March 2006 to 21.06 million oz silver at year-end 2006, contained in 2.03 million tonnes grading 327 gpt silver and 0.54 gpt gold (10.3 oz per ton Ag equivalents). Inferred resources dipped minimally to 9.99 million oz silver contained in 1.03 million tonnes grading 323 gpt silver and 0.60 gpt gold (10.3 oz per ton Ag equivalents), as shown in the following table:

Indicated Resources (Cut-off Grade 200 g/t Silver)

AREA	Million Tonnes	Silver (g/t)	Gold (g/t)	Silver Million oz	Gold Thousand oz
PORVENIR	1.38	300	0.46	13.33	20
PORVENIR DOS	0.22	349	0.66	2.47	5
SANTA CRUZ	0.33	391	0.69	4.21	7
ALEX BRECCIA	0.10	314	0.62	1.05	2
TOTAL	2.03	327	0.54	21.06	34

Inferred Resources (Cut-off 200 g/t Silver and within 75 m of the Indicated Boundary)

AREA	Million Tonnes	Silver (g/t)	Gold (g/t)	Silver Million oz	Gold Thousand oz
PORVENIR	0.68	284	0.58	6.19	13
PORVENIR DOS	-	-	-	-	-
SANTA CRUZ	0.22	379	0.62	2.67	4
ALEX BRECCIA	0.13	277	0.50	1.13	2
TOTAL	1.03	323	0.60	9.99	19

To view these reserves and resources on the Guanacevi Long Sections, click here.

Resources are based on a minimum mining width of 1.5 m at a 200 gpt silver cutoff grade without considering mine dilution, extraction losses or economic parameters. Silver equivalents are based on a 50 silver: 1 gold ratio at US$12 silver and US$600 gold.

In addition to the aforementioned NI 43-101 compliant reserves and resources, Endeavour also reports a silver inventory totalling 571,000 oz silver in stockpiles at year-end. However, Micon did not audit these stockpiles so they cannot be considered compliant with NI 43-101 and should not be relied upon.

Last year, Endeavour acquired the Arroyo Seco silver project in Michoacan State from the Mexican Geological Survey (“SGS”). SGS reported a resource of 16.0 million oz silver contained in 0.84 million tonnes (indicated) grading 206 gpt silver (6.0 oz per ton Ag) and 1.51 million tonnes (inferred) grading 215 gpt silver (6.3 oz per ton Ag).

Last week, Endeavour acquired the Bolanitos silver/gold mine exploitation contracts in Guanajuato State, from Minas de la Luz SA de CV (“MdlL”). MdlL reports proven and probable reserves of 5.0 million ounces silver or 7.3 million ounces Ag equivalents contained in 774,668 tonnes grading 200 g/t Ag and 1.87 g/t Au, or 9.94 oz per ton Ag equivalents

Since both these historic resource estimates may not conform to CIM reporting standards and Endeavour has not yet verified them, the Company is not treating these estimates as compliant with NI 43-101 and therefore they should not be relied upon. However, they are clearly relevant to Endeavour’s plans for further exploration on the properties.

Endeavour plans to continue underground drilling to expand resources at the Guanacevi Mines Project in 2007 as each of the La Prieta, Alex Breccia, Santa Cruz, Porvenir Mine and Porvenir Dos mineralized zones are still open at depth. Surface drills rigs will continue to be active as needed at the Parral Project, located in Chihuahua State, at certain new properties now being acquired in Guanacevi, and later this year at the Arroyo Seco project.

Bradford Cooke, Chairman and CEO, commented, “ For 2006, we set an aggressive resource target of 20 to 30 million oz for the Guanacevi Mines Project. I am very pleased to say that, once again, our talented exploration team led by Vice President, Mike Rasmussen and Exploration Manager Luis Castro, beat that target.”

“Reserves and resources at Guanacevi now total 41 million oz, well in excess of the 10 year mine life. The Santa Cruz vein system not only contains multiple large mineralized zones with robust silver grades, it continues to be open for resource expansion.”

Micon’s Qualified Person for the project is William Lewis P. Eng. who audited the reserves and resources to verify them and ensure that they are compliant with NI 43-101. He will file his report within 45 days of this news release as required under NI 43-101. The co-authors of the report were Dibya Kanti Mukopadhyay, MAusIMM, and Jim Leader, P.Eng.

Endeavour Silver Corp. is a silver mining company focused on the aggressive growth of its silver production, reserves and resources in Mexico. Company management believes that the expansion program now underway at the high grade Guanacevi Mines Project in the state of Durango should make Endeavour one of the top primary silver producers in the world.

ENDEAVOUR SILVER CORP.
Per:
/s/ "Bradford J. Cooke"

Bradford J. Cooke
Chairman and CEO

For more information, please contact Hugh Clarke Toll free: 877-685-9775, tel: (604) 685-9775, fax: (604) 685-9744, email hugh@edrsilver.com or visit our website, www.edrsilver.com.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS
Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”. We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements. Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies. Resource and production goals and forecasts may be based on data insufficient to support them. Godfrey Walton, P.Geo. and/or Bradford Cooke, P.Geo. are the Qualified Persons for the Company as required by NI 43-101. The Company expressly disclaims any obligation to update any forward-looking statements. We seek safe harbour.